Via Facsimile and U.S. Mail
Mail Stop 4720

August 20, 2009

Debra P. Crawford
Senior Vice President and Chief Financial Officer
Santarus, Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130

Re: Santarus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A filed April 24, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File Number: 0-50651

Dear Ms. Crawford:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition
Product Sales, Net, page F-11

1.   You disclose that you are obligated to accept the return of products that are within six months of their expiration date or up to 12 months beyond their expiration

date, and you authorize returns for damaged products and exchanges for expired products. Please quantify the amount of product exchanges for each year presented, and tell us how you account for your estimate of returns and exchanges at the time of the product sale, and how you account for them when they are actually returned and you make the exchange. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It may also be helpful to provide us an example showing the journal entries made. Revise your disclosure as appropriate to discuss product exchanges, or tell us why no revisions are required.

4. License Agreements
Glaxo Group Limited, page F-19

2.   Please tell us why you believe that allocation of $2.5 million of the $11.0 million upfront payment to the waived royalty obligations and the remainder to supply Zegerid products to GSK for sale in Puerto Rico and the U.S. Virgin Islands under the distribution agreement is appropriate. Also, tell us how granting GSK certain exclusive rights to commercialize prescription and OTC immediate-release omeprazole products in a number of international markets is considered in your allocation. Further, tell us how you arrived at the 18 month estimated period and why you are using that period to amortize the portion of the upfront payment that you allocated to the Company's obligation to supply Zegerid products to GSK for sale in Puerto Rico and the U.S. Virgin Islands under the distribution agreement rather than using the contractual term under the agreement. Please reference the authoritative guidance that you relied upon to form your conclusions.

Schedule 14A filed April 24, 2009

Compensation Discussion and Analysis
Annual Cash Bonuses, page 19

3.   We note your statement on page 19 that payments for executive officers under the company's 2008 bonus plan were based "100% on achieving established corporate goals." We also note your statement on page 20 that the corporate goals "included the achievement of performance targets related to [the company's] year-end financial results (including total revenues, revenues associated with product promotion and net loss), [the company's] fourth quarter financial results (including results of operations and operating cash flow) and the addition of a marketed or late-phase product through a co-promotion or acquisition transaction." This description of corporate goals does not provide sufficient detail. For example, you state that there was a performance target related to total revenues but do not state how much in total revenues the company sought to attain. Please provide us with proposed disclosure to be included in your next proxy statement identifying and quantifying, as applicable, each specific corporate goal established by the compensation committee for the 2009 fiscal year. To the extent the company's corporate goals include threshold, target and

maximum amounts, please include such information for each individual goal component.

Long-Term Incentives, page 20

4.   We note your statement on page 21 that certain options granted to the company's named executive officers in 2008 will vest "only upon attainment of performance targets relating to the company's achievement of specific financial results prior to May 31, 2011." Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

- A discussion of the referenced performance targets; and
- A discussion of how the level of achievement of each target will affect vesting of the options.

Confirm that you will discuss the level of achievement of each of the targets. To the extent that the performance targets are quantified, the discussion in your proxy statement should also be quantified.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Results of Operations
Comparison of Six Months Ended June 30, 2009 and 2008
Product Sales, Net, page 18

5.   Please expand your disclosure regarding the increase in sales of Zegerid to separately quantify the increases attributable to unit volumes and price increases. Refer to Item 303(a)(3)(iii) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on the Schedule 14A comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant